06050941

SEC MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 3 0 2006
WASH, D.C.
210

SEC FILE NUMBER
8- 35085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2005 (MM/DD/YY) AND ENDING 8/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11250 Kirkland Way, Suite 202
(No. and Street)

Kirkland (City) WA (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ann Allen (425) 455-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeMaster & Daniels PLLC
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite 700	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Ann Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Securities Corporation, as of August 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY E. CARBERRY
COMMISSION EXPIRES
NOTARY
PUBLIC
6-13-07
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS SECURITIES CORPORATION

Financial Statements and
Independent Auditors' Report

August 31, 2006

Abacus Securities Corporation

Contents

LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
BOISE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abacus Securities Corporation
Kirkland, Washington

We have audited the accompanying statement of financial condition of Abacus Securities Corporation as of August 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus Securities Corporation as of August 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Le Master & Daniels PLLC

Spokane, Washington
October 19, 2006

Statement of Financial Condition — August 31, 2006

Assets

Cash		$26,179
Prepaid expenses		4,000
Commissions receivable		274
Common stock investment, at fair value		19,957
Employee receivable		1,000
		$51,410

Liabilities and Stockholder's Equity

LIABILITIES:		
Commissions payable		$ 207
Deferred income taxes		1,379
Total liabilities		1,586
STOCKHOLDER'S EQUITY:		
Common stock - 50,000 shares, no par value, authorized; 1,000 shares issued and outstanding	$ 4,500	
Retained earnings	45,324	
Total stockholder's equity		49,824
		$51,410

See accompanying notes to financial statements.

Abacus Securities Corporation

Statement of Operations — Year Ended August 31, 2006

REVENUES:		
Commissions, listed transactions		$ 9,772
Commissions, mutual funds		124,472
Other commissions and fees		151,623
		285,867
EXPENSES:		
Commissions	$ 90,447	
Salaries and wages	149,037	
Regulatory fees	2,293	
Legal and accounting	5,650	
Insurance	1,827	
Rent, office	25,000	
Business and payroll taxes	16,777	
Depreciation and amortization	333	
Printing	65	
Office expenses and postage	3,269	
Other expenses	233	
		294,931
LOSS FROM OPERATIONS		(9,064)
OTHER INCOME:		
Unrealized gains on marketable securities	3,507	
Other income	464	
Interest income	99	
		4,070
LOSS BEFORE INCOME TAX		(4,994)
FEDERAL INCOME TAX BENEFIT		297
NET LOSS		$ (4,697)

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity — Year Ended August 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	1,000	$ 4,500	$ 50,021	$ 54,521
DEDUCT:				
Net loss	-	-	(4,697)	(4,697)
BALANCES, END OF YEAR	1,000	$ 4,500	$ 45,324	$ 49,824

See accompanying notes to financial statements.

Abacus Securities Corporation

Statement of Cash Flows — Year Ended August 31, 2006

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers		$288,966
Cash paid to suppliers and employees		(301,288)
Interest income received		99
Federal income taxes paid		(678)
Net cash used in operating activities		(12,901)
CASH, BEGINNING OF YEAR		39,080
CASH, END OF YEAR		$ 26,179

Reconciliation of Net Loss to Net Cash Used in Operating Activities

Net loss		$ (4,697)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 333	
Unrealized gains on investments in marketable securities	(3,507)	
(Increase) decrease in assets:		
Prepaid expenses	(4,000)	
Commissions receivable	2,635	
Employee receivable	(1,000)	
Decrease in liabilities:		
Commissions payable	(1,690)	
Federal income taxes payable	(975)	
		(8,204)
Net cash used in operating activities		$ (12,901)

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Abacus Securities Corporation (the Company) is a broker and dealer in securities located in Kirkland, Washington, and is a member of the National Association of Securities Dealers. The Company deals primarily in mutual funds and clears all customer individual stock and bond transactions through Saxony Securities.

Summary of Significant Accounting Policies:

Cash – Cash includes checking accounts and money market accounts.

Commissions receivable – An allowance for doubtful commissions receivable has not been provided as it is management's opinion that all amounts are collectible.

Furniture and equipment – Furniture and equipment are stated at cost. Furniture and equipment are depreciated using the straight-line method with estimated useful lives of three to seven years for financial reporting purposes, while expense elections under Internal Revenue Service (IRS) Section 179 or estimated useful lives of five to seven years are utilized for tax purposes.

Federal income taxes – The Company determines income for federal income tax purposes on the basis of cash receipts and disbursements. The Company uses the accrual method to determine income for financial reporting purposes. The Company uses MACRS depreciation for tax reporting and straight-line depreciation for financial reporting. Deferred income taxes are provided for temporary differences resulting from the recognition of income and expenses for financial reporting purposes in different periods than for tax purposes.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — PROPERTY AND EQUIPMENT:

Property and equipment are comprised of the following at August 31, 2006:

Furniture and fixtures	$ 8,488
Data processing equipment	6,087
	14,575
Less accumulated depreciation	(14,575)
	$ -

NOTE 3 — FEDERAL INCOME TAXES:

The benefit for federal income taxes of $297 is comprised of $297 that is current and a $-0- change in deferred taxes payable. At August 31, 2006, deferred tax assets totaled $1,300, deferred tax liabilities totaled $1,379, and the deferred tax asset valuation allowance totaled $1,300. The valuation allowance for the deferred tax asset related to a net operating loss increased approximately $1,300. The Company has a net operating loss carryforward of approximately $11,000, which will expire in 2026.

NOTE 4 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2006, the Company had net capital of $40,960 which was $35,960 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.5 to 1 at August 31, 2006.

NOTE 5 — RELATED-PARTY TRANSACTIONS:

The Company shares office space with Abacus Group LLC, which is composed of three separate companies: Abacus Securities Corp., Abacus Financial, and Conover Capital Management, a Registered Investment Advisor firm. During the year ended August 31, 2006, the Company paid rent to Abacus Group LLC in the amount of $25,000.

SUPPLEMENTAL INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

August 31, 2006

NET CAPITAL:		
Total stockholder's equity		$49,824
DEDUCTIONS AND CHARGES:		
Nonallowable assets:		
Prepaid expenses	$ 4,015	
Employee receivable	1,000	
Total deductions and charges		5,015
HAIRCUTS ON SECURITIES		3,849
NET CAPITAL		$40,960
AGGREGATE INDEBTEDNESS:		
Commissions payable		$ 207
TOTAL AGGREGATE INDEBTEDNESS		$ 207
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital, the greater of $5,000 or 6⅔% of aggregate indebtedness		$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$35,960
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.5 to 1

STATEMENT PURSUANT TO RULE 17A-5(d)(4):

A reconciliation with the Company's computations of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

See accompanying independent auditors' report.

LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
BOISE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Abacus Securities Corporation
Kirkland, Washington

In planning and performing our audit of the financial statements and supplemental schedule of Abacus Securities Corporation (the Company) for the year ended August 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: [1] making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Le Master & Daniels PLLC

Spokane, Washington
October 19, 2006